

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VIII**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-40206**

Dear Howard Lutnick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services